UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of October 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 October 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 1 October 2026 entitled ‘Issue of Shares’.
99.3Media Release dated 1 October 2026 entitled ‘Rio Tinto, Tasmanian Government and Commonwealth Government secure the future of Bell Bay Aluminium until 2031’.
99.4Stock Exchange announcement dated 2 October 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.5Stock Exchange announcement dated 7 October 2026 entitled ‘Form 603-Notice of initial substantial holder’.
99.6Stock Exchange announcement dated 8 October 2026 entitled ‘Form 605-Notice of ceasing to be a substantial holder’.
99.7Stock Exchange announcement dated 8 October 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.8Stock Exchange announcement dated 13 October 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.9Stock Exchange announcement dated 13 October 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.10Stock Exchange announcement dated 13 October 2026 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.11Stock Exchange announcement dated 22 October 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.12Media Release dated 23 October 2026 entitled ‘Rio Tinto to invest $1.9 billion to develop the Kangwinan bauxite project in Western Cape York, Queensland’.
99.13Media Release dated 29 October 2026 entitled ‘Rio Tinto celebrates opening of $1.4 billion lithium projects in Argentina’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Matthew Whyte	By	/s/ Tim Paine
Name	Matthew Whyte	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 November 2026	Date	2 November 2026